Mail Stop 4561

May 2, 2006

VIA USMAIL and FAX (626) 739 - 5320

Mr. Buster Williams, Jr.
Chief Executive Officer
Bottomline Home Loan, Inc.
201 East Huntington Drive, Suite 202
Monrovia, CA 91016

> **Re:** **Bottomline Home Loan, inc.**
> **Form 10-KSB for the year ended 6/30/2005**
> **Filed 10/12/2005**
> **File No. 000-31413**

Dear Mr. Buster Williams, Jr.:

We have reviewed your response letter dated April 10, 2006 and have the following additional comments. Where indicated, we think you should revise your document[s] in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2005

Financial Statements and Notes

Report Of Independent Registered Public Accounting Firm

1. We have read your response to comment one. However, we will not waive the requirements for the audit report. If you are unable to re-use the previously issued audit report in a current filing, you must engage another accountant to re-audit those financial statements. Please amend your filing to include the audit opinion for the financial statements for the year ended June 30, 2004.

Statements of Cash Flows, page 4

2.   We have read and considered your response to comment two. The support for your presentation of the change in the warehouse line of credit in operating activities is not persuasive to us. In future filings, please revise the statements of cash flows to report the proceeds from and payments for the warehouse lines of credit as financing activities.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

                                Sincerely,

                                Jorge Bonilla
                                Senior Staff Accountant